UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Amerant Bancorp Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

23576200

(CUSIP Number of Class of Securities)

Carlos Iafigliola

Executive Vice President and Chief Financial Officer

Amerant Bancorp Inc.

220 Alhambra Circle

Coral Gables, Florida 33134

(305) 460-8728

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Arturo H. Banegas Masia, Esq.

Esther L. Moreno, Esq.

Akerman LLP

Brickell City Centre

98 Southeast Seventh Street, Suite 1100

Miami, Florida 33131

(305) 374-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$5,455.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $50,000,000 in value of shares of the Class B Common Stock, par value $0.10 per share, of Amerant Bancorp Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$5,455.00	Filing Party:Amerant Bancorp Inc.
Form or Registration No.:Schedule TO	Date Filed:November 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Amerant Bancorp Inc., a Florida corporation (“Amerant” or the “Company”), with the Securities and Exchange Commission on November 20, 2020, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Amerant on November 30, 2020 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Amerant on December 7, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $50,000,000 of shares of its Class B common stock, par value $0.10 per share (the “Shares”), at a per Share price not greater than $12.55 and not less than $11.05, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 20, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”).

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the related Amended Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time.

Item 4. Terms of the Transaction.

Item 4(b) of the Schedule TO is hereby amended and supplemented to add the following paragraphs at the end thereof:

“The Tender Offer expired at 11:59 p.m., New York City Time, on December 18, 2020. Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 4,940,289 shares of Class B Common Stock were properly tendered and not properly withdrawn at or below the purchase price of $12.55 per share, including 127,711 shares that were tendered by notice of guaranteed delivery. The number of shares conditionally tendered was 754,292 based on the preliminary count by the depositary.

The Tender Offer was oversubscribed. Pursuant to the terms of the Tender Offer, the Company has elected to purchase 265,722 additional shares (2% of its outstanding shares of Class B Common Stock) and as a result it will purchase 4,249,785 shares at the final purchase price of $12.55 per share on a pro rata basis, except for tenders of odd lots, which will be accepted in full, for a total cost of approximately $53.3 million, excluding fees and expenses related to the Tender Offer. As such, Amerant has determined that the preliminary proration rate for the tender offer is approximately 86.07%. The shares expected to be purchased in the tender offer represent approximately 32% of Amerant’s shares of Class B Common Stock outstanding as of November 12, 2020.

The number of shares of Class B Common Stock to be purchased, the purchase price and the proration rate are preliminary and subject to change. The preliminary information above is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased pursuant to the Tender Offer and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the Tender Offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.”

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided in this Amendment No. 3, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

•

On December 21, 2020, Amerant issued a press release announcing the preliminary results of the tender offer, which expired at 11:59 p.m., New York City time, on December 18, 2020. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by the Company on December 21, 2020.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERANT BANCORP INC.

By:	/s/ Millar Wilson
Name: Millar Wilson
Title: Vice Chairman and Chief Executive Officer

Date: December 21, 2020